                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number 0-13981
                                                                      ------

  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: September 30, 2000
                 --------------------------------------------------------------



/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant ELECTRONIC TELE-COMMUNICATIONS, INC.
                        -------------------------------------------------------

Former name if applicable
                          -----------------------------------------------------


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Address of principal executive office (Street and number)
                                                         ----------------------

1915 MacArthur Road
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City, state and zip code Waukesha, WI 53188
                         ------------------------------------------------------

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-Q for the period ended September 30, 2000 could not be filed within the prescribed time period because we are in the process of negotiating our Revolving Credit Facility with our bank.
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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Jeffrey M. Nigl                         262                   542-5600
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                /X/ Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached press release dated November 2, 2000


ELECTRONIC TELE-COMMUNICATIONS, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 11/14/2000          By  /s/ Jeffrey M. Nigl
    --------------------   ----------------------------------------------------
                            Vice President, Treasurer, Chief Financial Officer, and Principal Accounting Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                                [ETC LETTERHEAD]


For Further Information contact:  Dean Danner, President
                                  Jeff Nigl, Chief Financial Officer
                                  (262) 542-5600 * http://www.etcia.com


                    ETC ANNOUNCES THIRD QUARTER 2000 RESULTS

WAUKESHA, WISCONSIN, November 2, 2000             The NASDAQ Stock Market
ELECTRONIC TELE-COMMUNICATIONS, INC.                       Symbol - ETCIA


Electronic Tele-Communications, Inc. (ETC) today reported a third quarter 2000 loss of $715,238 or $0.29 per Class A share on sales of $1,575,630 compared to third quarter 1999 earnings of $96,130 or $0.05 per Class A share on sales of $2,888,497. Sales for the first nine months of 2000 were $8,041,410, compared to 1999 nine-month sales of $9,032,850. For the first nine months of 2000 ETC reported a loss of $421,060 or $0.17, compared to earnings of $297,953 or $0.13 for the first nine months of 1999.

Commenting on the 2000 results, ETC President Dean Danner said, "After improved results in the first half of 2000, it is extremely frustrating to have had such poor sales in the third quarter. Sales levels were in line with projections through the first half of the year, but failed to meet expectations in the third quarter. The shortfall in third quarter sales was due primarily to a slowdown in orders from competitive local exchange carriers (CLECs), which were significant customers of ETC during the first half of the year. The CLECs have been delaying their purchasing decisions due to the current turmoil caused by acquisitions and consolidation within their industry. Although sales in the fourth quarter already show improvement from the third quarter, it will be difficult to completely recover the year's losses created by the third quarter."

"In addition to slow third quarter sales, ETC incurred additional expenses associated with the relocation of our Atlanta and Pleasanton facilities, and for certification testing of new products. Our Atlanta office moved to Norcross, Georgia after nearly 30 years in its previous location in Atlanta's Doraville suburb and our Pleasanton office moved to a new facility near the previous location. The new locations provide both offices a facility that better fits our operations, will improve productivity, and will reduce future operating costs. The certification testing is vital to ensure ETC's new products conform to the latest USA and International standards for telecommunications systems," Danner said.

Electronic Tele-Communications is a supplier of Voice Application Processing Platforms to domestic and foreign telephone utilities and of messaging systems to the commercial market. ETC's equipment provides a wide range of audio information and call handling services via telephone networks, computer networks, and the Internet. ETC, with corporate headquarters in Waukesha, Wisconsin also has operations in Atlanta, Georgia and Pleasanton, California.

Certain statements in this press release which are not historical facts are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Any "forward-looking" statements are provided in compliance with the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements involve a number of risks and uncertainties including, but not limited to, technology changes, backlog, acquisitions, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, level of order flow, competition, litigation, and other risk factors detailed in the Company's filings with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.



                                   -- MORE --
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Electronic Tele-Communications, Inc.

Consolidated Statements of operations:

                                               (UNAUDITED)                       (UNAUDITED)
                                            THREE MONTHS ENDED                NINE MONTHS ENDED
                                              SEPTEMBER 30                       SEPTEMBER 30
                                             2000       1999                 2000           1999

Net sales                                 1,575,630       2,888,497       8,041,410      9,032,850
Cost of product sold                        923,227       1,447,817       4,185,205      4,482,615
Gross profit                                652,403       1,440,680       3,856,205      4,550,235

Operating expenses:
  General and administrative                349,906         323,130         994,420        975,683
  Marketing and selling                     559,607         567,807       1,889,439      1,884,922
  Research and development                  493,335         404,252       1,372,741      1,262,204
                                          1,402,848       1,295,189       4,256,602      4,122,809

Earnings (loss) from operations            (750,445)        145,491        (400,397)       427,426
Other income (expense)                       (5,693)             39         (17,663)         1,927

Earnings (loss) before
  income taxes                             (756,138)        145,530        (418,060)       429,353
Income taxes (benefit)                      (40,900)         49,400           3,000        131,400
Net earnings (loss)                        (715,238)         96,130        (421,060)       297,953

Basic and diluted earnings
  (loss) per share:
   Class A common                             (0.29)           0.05           (0.17)          0.13
   Class B common                             (0.29)           0.01           (0.17)          0.05

Weighted average shares outstanding
  for basic and diluted                   2,509,147       2,508,947       2,509,133      2,508,947


Selected Balance Sheet Data:

                                         (unaudited)
                                           Sep 30           Dec 31
                                            2000             1999

Current assets                            3,021,414       3,245,415
Total assets                              6,327,473       6,679,675
Current liabilities                       1,013,614         945,056
Total liabilities                         1,013,614         945,056
Stockholders' equity                      5,313,859       5,734,619


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